EXCO Resources, Inc. 12377 Merit Drive — Suite 1700 — Dallas, Texas 75251 Phone (214) 368-2084 — Fax (972) 367-3559

April 2, 2015

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	EXCO Resources, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
Filed February 25, 2015
File No. 333-193660
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-32743

Dear Mr. Schwall:

We are writing in response to your letter dated March 25, 2015 regarding the above-referenced filings of EXCO Resources, Inc. (the “Company,” “we,” “us,” or “our”). To the extent any of our responses include revisions to our Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”), we would propose to include any changes once all of our responses to the Staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) comments have been accepted by the Staff.

We have repeated the Staff’s comments below in italics, followed by our response.

Post-Effective Amendment No. 1 to Registration Statement on Form S-3

General

1.	Please be advised that we will not be able to accelerate the effectiveness of the post-effective amendment to your registration statement until you have cleared all comments on your periodic reports.

Response:

We acknowledge the Staff’s comment.

Mr. H. Roger Schwall

Securities and Exchange Commission

April 2, 2015

2.	We note that you incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2014. However, the 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to take your filing effective until you have amended the 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01 and, Regulation S-K, Question 117.05 for guidance.

Response:

We acknowledge the Staff’s comment and intend to file an Amendment No. 1 to our Annual Report on Form 10-K/A to include the Part III information in the Form 10-K prior to requesting that the Staff declare the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 effective.

Form 10-K for Fiscal Year Ended December 31, 2014

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Management’s Discussion and Analysis, Page 49

Overview and History, Page 49

3.	We note your disclosure outlining a strategy that is focused on exploiting and developing shale resources while seeking acquisition opportunities to offset production declines. As disclosures elsewhere in your filing indicate your plans are being materially impacted by the recent decline in oil and gas prices, please clarify your strategy in the current economic environment. For example, the following excerpts pertaining to your oil and gas reserves, development plans, and accounting, indicate measureable effects may be known and anticipated.

•	“…we expect downward revisions to our Proved Reserve quantities in 2015 if prices do not increase” (page 14)

•	“…we plan to reduce our capital expenditures and defer a significant amount of our development until commodity prices improve.” (page 65)

•	“…we expect to recognize additional impairments to our oil and natural gas properties in 2015 if prices do not increase.” (page 37)

Mr. H. Roger Schwall

Securities and Exchange Commission

April 2, 2015

We also note your capital budget for 2015 is $275 million which is a reduction from the capital expenditures of $424.8 million in 2014. Item 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K requires you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. If the development plans underlying your disclosed reserves will not be undertaken if prices do not increase, quantify the extent to which proved reserves are associated with such plans. Similarly, if the current economic environment indicates the amounts capitalized for oil and gas prices are not expected to be recoverable, disclose the extent to which you anticipate a write-down in the event that prices do not increase or explain to us why you are not able to do so.

Please also refer to the guidance in FRC §501.14 (Section V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it pertains to disclosures of critical accounting estimates and the underlying assumptions inherent in their application, and submit the revisions that you propose to address these concerns.

Response:

The development plans that were incorporated into our proved reserves reflected management’s investment decisions based on economic conditions that incorporated the downturn in commodity prices. The investment decisions were based on management’s expectations of future commodity prices which were consistent with NYMEX futures prices as of the reserve report date. The locations that were considered proved undeveloped reserves were both economical based on the pricing prescribed by the Commission and exceeded our internal rate of return hurdles for development based on our expectations of future commodity prices. The total of the future development costs for both undeveloped locations that were incorporated into our proved reserves and unproved locations were consistent with our 2015 capital budget plans that were disclosed in the Form 10-K. The budget was finalized and approved by our board of directors in February 2015 and reflected the pricing environment at that time. The development plans for the remainder of the years within the reserve report were reviewed and approved by management. To the extent that commodity prices do not materially differ from management’s expectations of future commodity prices at the time the proved reserves were prepared, we plan to develop all of the locations that are classified as proved undeveloped reserves within the five-year time frame in accordance with Regulation S-K §210.4-10(a)(31)(ii).

We disclosed our expectation that the current pricing environment will result in downward revisions to our proved reserves and additional impairments to our oil and natural gas properties. These expectations were formulated based on recent prices that were available prior to the filing of our Form 10-K (first day of the month prices for January and February 2015) and NYMEX futures prices. Our proved reserves were prepared based on the methodology for pricing as prescribed by the Commission which utilizes the simple average of the spot prices for the trailing 12-month period using the first day of each month. Therefore, the recent downturn in commodity prices during 2015 will be reflected in our proved reserves in future periods as lower prices are incorporated into the trailing twelve month average. The downward revisions are expected to reduce the economic life of both our developed and undeveloped properties. Additionally, if the trailing twelve month prices prescribed by the Commission decrease to certain levels then a portion of our undeveloped reserves may no longer be economical based on the Commission prices and would have to be reclassified to unproved reserves even if they meet our internal rate of return hurdles for development based on NYMEX futures prices and the properties are included in management’s future development plans.

Mr. H. Roger Schwall

Securities and Exchange Commission

April 2, 2015

As of the date of the filing of our Form 10-K, it was not possible for us to estimate the impact of downward revisions to our proved reserve quantities. This was due to the subjectivity surrounding our estimates of future commodity prices, production, performance, costs and other market conditions.

Pursuant to Rule 4-10(c)(4) of Regulation S-X, at the end of each quarterly period, we are required compute a limitation on capitalized costs in accordance with the full cost method of accounting for oil and natural gas properties. The full cost ceiling limitation is computed as the sum of the present value of estimated future net revenues from our proved reserves by applying the average price as prescribed by the Commission Release No. 33-8995, less estimated future expenditures (based on current costs) to develop and produce the proved reserves, discounted at 10%, plus the cost of properties not being amortized and the lower of cost or estimated fair value of unproved properties included in the costs being amortized, net of income tax effects. The estimates of any future impairments are difficult to predict and will depend upon the oil and natural gas prices utilized in the estimates of proved reserves, proved reserve quantities, and future capital expenditures and operating costs. The proved reserve quantities may be impacted by future extensions and discoveries, revisions due to performance and other factors, changes in our development plans and production between year-end and each subsequent reporting date.

Therefore, any estimates of the impact of lower commodity prices on our future proved reserve quantities and impairments to our oil and natural gas properties would be subjective and imprecise. Section 501.14 of the Codification of Financial Reporting Policies states that “Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.” We respectfully believe that the qualitative information regarding the impact of trends in commodity prices was compliant with the requirements. It was not possible for us to quantify or provide a reasonable estimate of the extent of these changes and therefore the quantitative information was not deemed to be “reasonably available.” In response to the Staff’s comment, we respectfully propose to include further discussion in future quarterly and annual reports of the reasons that we are not able to accurately predict the extent of future revisions to our proved reserves as well as impairments to our oil and natural gas properties.

Capital Commitments, Page 67

4.	We understand that under the participation agreement with KKR, you obtained $130.9 million in the sale of working interests in undeveloped acreage, although you agreed to re-purchase such interests that later pertain to wells drilled and in production for at least one year. Please disclose the extent to which the acreage has been explored, developed and placed into production, the timeline for advancing the status of all acreage subject to this agreement, and the amounts you may need to pay each period to reacquire interests based on the current status of the properties, and the timeline underlying your current plans.

Mr. H. Roger Schwall

Securities and Exchange Commission

April 2, 2015

Response:

Based on the terms of the participation agreement with affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), we sold working interests in undeveloped acreage and there is a process in place under the agreement that requires us to offer to acquire interests in producing properties that are developed on the related acreage. In certain instances, KKR is required to sell us its interests in the properties if the offer exceeds a return threshold and the well meets specific criteria. If our offer does not exceed the return threshold then KKR may accept or decline to sell us its interests in the properties.

We disclosed the extent of our development activities and wells turned-to-sales as part of the participation agreement on page 67 of the Form 10-K: “As of December 31, 2014, we had spud 86 wells and turned-to-sales 60 wells which are expected to be included within future offers under the Participation Agreement. During 2015, we expect to spud an additional 16 wells which will be included in future offers under the Participation Agreement.” Furthermore, we disclosed a description of the first offer and our expectations of wells to be included in the offer process during 2015 on page 68: “We made our first offer for wells drilled under the Participation Agreement during the first quarter of 2015. This included 7 wells for a total offer price of approximately $15.0 million. The offer consisted of 1 Committed Well for approximately $3.0 million and 6 Uncertainty Wells for approximately $12.0 million. Therefore, our joint venture partner is only required to accept the offer for the Committed Well. Our joint venture partner may accept the offers for the Uncertainty Wells; however they have the ability to elect to defer those wells to future periods when they meet all of the criteria. We expect the offer and acceptance process to be completed and the acquisition to close during the first quarter of 2015. There are 34 additional wells that are expected to be included in the offer process during the remainder of 2015; however, the extent and timing of these acquisitions in future periods will be dependent on the terms and conditions of the offer process.”

The future development plans in this region are dependent on market conditions and operational decisions that impact the number of locations including spacing between wells and lateral lengths among others. In addition, the determination of the number of estimated remaining locations is also uncertain because locations that have not been drilled by the five year anniversary date of the closing of the participation agreement (July 31, 2018) are not subject to the offer process. We have delineated the acreage in the joint venture area and there were approximately 100 undeveloped drilling locations remaining under the agreement based on management’s estimate as of December 31, 2014. In response to the Staff’s comment, we respectfully propose to include estimates in future quarterly and annual reports of the number of undeveloped drilling locations remaining under the agreement based on management’s best estimate of the operational conditions as of the filing date. We will also include cautionary language that the remaining undeveloped drilling locations could be subject to change based on certain factors that impact management’s development plans and operational decisions.

It is difficult to estimate the timing and extent of future acquisitions under the participation agreement. The classification of wells within the offer process is dependent upon specific criteria which include factors such as the amount of time on artificial lift, temporary shut-in time, interference from other wells, recent offset fracturing activities or other trends that may result in variability in the performance trends used to establish estimates of reserves. If the wells have been on production for at least one year and meet all of these criteria, they are considered to be “Committed Wells” within the offer process. KKR is required to accept our offer on Committed Wells if they meet the specified return hurdles within the agreement. KKR may accept, although they are not required to, our offers on Committed Wells if they do not meet the return criteria. If

Mr. H. Roger Schwall

Securities and Exchange Commission

April 2, 2015

the wells do not meet all of these criteria, they are deemed to be “Uncertainty Wells” within the offer process. If a well has been on production for at least a year and has been deemed an Uncertainty Well for two consecutive offers, then it becomes a Committed Well in the subsequent offer. KKR may accept, although they are not required to, our offers on Uncertainty Wells regardless of whether they meet the specific return hurdles. KKR also has the right to retain 15% of their interest in any of the wells during the offer process. We cannot accurately predict KKR’s intentions to accept our offers on Committed Wells that do not meet the specific return hurdles, accept our offers on any Uncertainty Wells, and exercise their right to retain a well. For example, our first offer included 1 Committed Well and 6 Uncertainty Wells. KKR was required to sell us the Committed Well since it exceeded the specified return hurdle however they retained 15% of their working interest in the well, and accepted our offer on 2 of the Uncertainty Wells and elected not to retain 15% their working interests in those wells. The remainder of the wells will be included in the next offer. In order to estimate the amounts that we would have to pay to acquire the interests in each future period, we would also have to make assumptions and estimates regarding the PV-10 of the wells at each future offer date as well as the future capital expenditures, production, revenues and expenses related to the wells. Therefore, any estimates related to the amounts for future acquisitions as part of the agreement may be subjective and imprecise.

Our disclosures regarding the participation agreement were intended to provide the information that was known as of the date of the filing. We included the estimated number of wells drilled, wells turned-to-sales and capital expenditures to date under the agreement. Additionally, we included all of the information that was known related to the first offer including the classification of the wells and the amounts for the related offers. We also included the number of wells to be included in offers during the upcoming fiscal year. Given the complexities and uncertainty surrounding the agreement, we did not include any additional forward-looking information for estimates related to future acquisitions under the agreement. This is consistent with the press releases and other information that has been publicly disclosed related to our 2015 capital budget and financial guidance. We have not incorporated the impact of the acquisitions into this forward-looking information under the same premise that it cannot be reasonably estimated. Also, the impact of future acquisitions under this agreement has not been incorporated into our proved reserves as disclosed on page 6 of the Form 10-K, “We have not incorporated the impact of future acquisitions under the Participation Agreement within our Proved Reserves.” In response to the Staff’s comments, we respectfully propose to include further discussion in future quarterly and annual reports of the reasons why it is not possible to reasonably estimate the amounts for future acquisitions under the agreement.

We acknowledge that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require additional information regarding our responses, please call me at (214) 210-6941.

Mr. H. Roger Schwall

Securities and Exchange Commission

April 2, 2015

Very truly yours,

/s/ Richard A. Burnett
Vice President, Chief Financial Officer and Chief Accounting Officer
EXCO Resources, Inc.

cc:	Karina Dorin
Laura Nicholson